Exhibit 99.1

BGIN BLOCKCHAIN LIMITED Announces Share Purchases by Chairman and Independent Director

SINGAPORE, January 8, 2026 (GLOBE NEWSWIRE) -- BGIN BLOCKCHAIN LIMITED (“BGIN” or the “Company”; NASDAQ: BGIN), a digital asset technology company with proprietary cryptocurrency mining technologies and a manufacturer of cryptocurrency mining hardware, today announced that the chairman of its board of directors and co-founder of the Company, Oisin Li, and its independent director, Paul Tsang, had purchased additional Class A ordinary shares of the Company in the open market.

Mr. Li acquired an aggregate of 60,000 Class A ordinary shares at an average price of US$3.7 per share and Mr. Tsang acquired an aggregate of 8,100 Class A ordinary shares at an average price of US$2.85 per share. These purchases demonstrate their continued confidence in the Company's long-term prospects.

"My decision to invest further aligns with my strong conviction in BGIN's direction and its long-term potential. We are actively strategizing to become an infrastructure player within the Bitcoin ecosystem." said Oisin Li, Chairman and co-founder of BGIN. "Together with Paul, I see a notable gap between today’s price and the long-term future value I am confident the Company can achieve."

About BGIN BLOCKCHAIN LIMITED

BGIN BLOCKCHAIN LIMITED (NASDAQ: BGIN) is a digital asset technology company with proprietary cryptocurrency-mining technologies that leverages its experience in designing ASIC chips and mining machines to penetrate new cryptocurrency opportunities and execute on a long term strategic focus on self-mining. BGIN’s mission is to make crypto mining accessible to all by developing innovative products tailored to various market needs, from beginners to large-scale industrial miners. BGIN designs and manufactures mining machines under its ICERIVER brand, providing customers with operational flexibility through advanced mining infrastructure and hosting services.

For more information, please visit: www.bgin.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about BGIN’s beliefs, plans, and expectations, are forward-looking statements. Although BGIN believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and BGIN cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in BGIN’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional factors are discussed in BGIN’s filings with the SEC, which are available for review at www.sec.gov. All information provided in this press release is as of the date of this press release, and BGIN does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

BGIN BLOCKCHAIN LIMITED

Investor Relations

ir@bgin.com

Robin Yang

BGIN.IR@icrinc.com

Media Relations

pr@bgin.com

Brad Burgess

BGIN.PR@icrinc.com